BRADLEY PHARMACEUTICALS, INC.
           	CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             	(UNAUDITED)


NOTE A - Summary of Accounting Policies

     The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles of complete financial statements.

     In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position as of September 30, 1998 and the results of operations for the three and nine month periods ended September 30, 1998 and 1997 and cash flows for the nine months ended September 30, 1998 and 1997, respectively.

     The accounting policies followed by the Company are set forth in Note A of the Company's financial statements as contained in the Form 10-KSB for the year ended December 31, 1997 filed with the Securities and Exchange Commission.
The Form 10-KSB contains additional data and information with respect to long-term debt, intangible assets, stock agreements, stock option plans, private placement of securities and reserved shares, escrow shares, chargebacks and rebates, related party transactions, income taxes, commitments, economic dependency and other items and is incorporated by reference.

     The results reported for the three and nine month periods ended
September 30, 1998 are not necessarily indicative of the results of operations which may be expected for a full year.




                     	BRADLEY PHARMACEUTICALS, INC.

                 	MANAGEMENT'S DISCUSSION AND ANALYSIS

	    This document may contain forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to regulatory action, capital requirements and competing products. Any changes in such assumptions or external factors could produce significantly different results.

LIQUIDITY AND CAPITAL RESOURCES

     On September 30, 1998, the Company had working capital of $653,000 an increase of $626,000 over the December 31, 1997 working capital of $27,000. Improvement in the Company's working capital position at September 30, 1998 was primarily due to operating profit and positive cash flow from operations during the nine months ended September 30, 1998.

     Working capital as of September 30, 1998 included a decrease of $53,000 in cash and cash equivalents due to financing and investing activities. Additional ly, current liabilities increased $575,000 from balances at December 31, 1997 as accounts payable and accrued expenses increased. The increase in accounts payable and accrued expenses was primarily due to management's effort to allocate cash available for the initial payment of the BRONTEX(R) acquisition totaling $614,000. For the nine month period ended September 30, 1998, accounts receivable increased $983,000 from December 31, 1997 due to a greater percentage of the Third Quarter sales occurring in September 1998 which was prompted by an offering of slight discounts to some customers during that month. This event, which also occurred in September 1997, may have the effect of reducing revenue in the Fourth Quarter 1998 and may have reduced revenue in the Fourth Quarter 1997. Inventories increased $264,000 and prepaid samples/materials decreased $121,000 from levels existing at December 31, 1997, reflecting the normal seasonality of the Company's Third Quarter operations. Additionally, prepaid expenses and other increased $128,000 primarily due to the Company's prepayment of consulting services for the implementation of the EVA(R) financial management system.

     The United States Food and Drug Administration (the "FDA") is currently reviewing cough and cold products for its Over-the-Counter ("OTC") monograph, and could designate the formula that is in DECONAMINE(R) as an OTC formulation. It is not currently possible for the Company to predict how its operations and financial condition will be affected if the DECONAMINE(R) product line is con-verted from prescription status to over-the-counter status.

     Further, the Company is required to file and Abbreviated New Drug Application "ANDA" with the FDA for its DECONAMINE(R) SR product, which is expected to maintain the prescription status of this product beyond the final monograph. The cost of this application is approximately $900,000. The Company has entered into an agreement with Phoenix International to perform clinical studies required for the issuance of the ANDA. As of the date of this 10-QSB, the Company has paid approximately $350,000 with respect to this pro-ject. The project is being deferred until regulatory and competitive circum-stances warrant completion and submission to the FDA. Completion of the re-search and development project is subject, however, to the Company's either generating sufficient cash flow from operations to fund the same or obtaining requisite financing from outside sources, of which there can be no assurance. Therefore, the Company cannot at this time reasonably anticipate the timing of the expenditure of funds for these purposes. The inability of the Company to further develop and/or file the necessary ANDA for DECONAMINE(R) SR could have material adverse effect on the Company's business.

     The Company, during January 1997, began a program to repurchase in the open market transactions over the next twenty-four months, up to 5% of its outstanding Class A Common Stock. As of October 30, 1998, the Company has repurchased 264,000 shares of Class A Common Stock at a total cost of $416,000. These shares are held by the Company as treasury shares to be used for purposes deemed necessary by the Company's Board of Directors, including funding the Company's 401(k) Retirement Plan matching contribution.

     Based upon a review of its computer operations, the Company has determined that its costs related to the Year 2000 problem will be approximately $85,000. The Company has no internally developed software that it utilizes for its operations, but uses packaged software which is compatible with Year 2000. Currently, the Company has entered into an agreement with JBA International to provide software and consulting services required for the existing packaged software to be compatible with Year 2000. As of the date of this 10-QSB, the Company has paid approximately $51,000 with respect to the Year 2000 problem. The Company expects to complete its upgrade for all packaged software in late 1998 or early 1999. However, to the extent that vendors and customers or other third parties with whom the Company does business are not Year 2000 compliant, there can be no assurance that any resulting problems will not have a material adverse effect on the Company. The Company is currently reviewing all major vendors, customers, and other third parties for any potential Year 2000 pro-blems. Any foreseen problems related from the Year 2000 review will be addressed accordingly.


RESULTS OF OPERATIONS

    	Chargebacks and rebates are the difference between prices at which the Company sells its products (principally DECONAMINE(R) SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged-back to the Company or rebated to the end-user at the time of sale to the wholesaler.

     NET SALES (net of all adjustments to sales) for the three and nine months ended September 30, 1998 were $2,463,000 and $10,393,000, respectively, representing a decrease of $991,000 for the three months, and a decrease of $436,000 for the nine months ended September 30, 1998 as compared to the 1997 equivalent periods. The net sales decrease for the three months ending
September 30,1998 is principally due to decreases in DECONAMINE(R), CARMOL(R), and TRANS-VER-SAL(R) in the Third Quarter 1998 versus Third Quarter 1997. The net sales decrease for nine month period primarily reflects a decrease in net sales for the Kenwood Laboratories products of $963,000, principally due to a larger deduction in chargeback reserves in the nine month ending September 30, 1997 versus the nine month ending September 30, 1998 and lower than expected net sales for DECONAMINE(R). The Company's analysis of the trend in actual gross sales to net sales for the Third Quarter of 1997, resulted in a decrease in the percentage used to adjust gross sales to net sales. This decrease in the percentage reflected improvement in processing chargebacks and rebates as well as less reliance on managed care sales. Any future reductions of this per-centage will reflect continuing and future analysis of this trend. There can be no assurance that this trend will continue. Additionally, the net sales de-crease for the nine month ending September 30, 1998 versus the same period last year was offset by increases of Doak Dermatologics products, especially CARMOL(R), ACID MANTLE(R), and new product sales of LEPONT(R) BEAUTY ENHANCER.

     COST OF SALES for the three and nine months ended September 30, 1998 were $882,000 and $3,216,000, respectively, representing a decrease from the comparable three months ended and an increase from the nine months ended of
$153,000 and $374,000.   The Company's gross profit margin for the three and
nine months ended September 30, 1998 were 64% and 69%, respectively, as compared to 70% and 74% during the three and nine months ended September
30, 1997. This reflects a change in the mix of the Company's sales towards Doak products which traditionally carry a lower gross profit percentage than Kenwood products.

    	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $2,024,000 and $6,072,000, respectively, for the three and nine months ended September 30, 1998, representing an increase of $280,000 (16%) and $317,000 (6%) over the three and nine months ended September 30, 1997. The increases in selling, general and administrative expenses continue to reflect increased investment in the Company's sales and marketing areas, with resulting increases in employee benefits, payroll taxes, promotional, and advertising expenses. The Company, however, continues to implement steps designed to reduce expenses and maintain cost controls.

     DEPRECIATION and AMORTIZATION EXPENSES for the three and nine months ended September 30, 1998 were $266,000 and $804,000, respectively, representing a decrease of $119,000 and $387,000 as compared to the three and nine months ended September 30, 1997. This decrease was principally due to the restructuring of the Berlex transaction as well as the change of estimate for the DECONAMINE(R) amortization period.

     INTEREST EXPENSE - NET for the three and nine months ended September
30, 1998 decreased by $41,000 and $140,000 as compared to the three and nine months ended September 30, 1997. This decrease was principally due to renegotiating and payment of the outstanding debt due to Berlex and repayment of other debt (As discussed in detail in Form 10-KSB for the year ended December 31, 1997).

     NET INCOME (LOSS) for the three and nine months ended September 30, 1998 was $(465,000) and $118,000, respectively, representing an decrease of $674,000 for the three months ended September 30, 1998 as compared to the comparable period during 1997, and a decrease of $434,000 for the nine months ended September 30, 1998 versus the comparable period during 1997. The decrease was principally due to a decrease in net sales and increase in selling, general, and administrative expenses for the three and nine months ended September 30, 1998. The decrease in income tax is due to a lower pretax income, offset in part by a increase in the effective income tax rate from approximately 30% in the nine month ended September 30, 1997 to approximately 37% in the nine month ended September 30, 1998. The increase in the income tax rate is due to the benefit derived in 1997 from a reversal of a deferred tax asset which had previously been fully reserved.

     NET INCOME (LOSS) PER COMMON SHARE for the three months ended
September 30, 1998 on a basic and diluted basis was ($.06) versus $.03 earnings for three months versus the same period last year. Net income per common share for the nine months ended September 30, 1998 on a basic and diluted basis was $.01 per common share, representing a $.06 decrease over a comparable period in 1997.

     Basic per share information is computed based on the weighted average common shares outstanding during each period. Diluted per share information additionally considers the shares that may be issued upon exercise or conversion of stock options and warrants (less the shares that may be repurchased with the funds received from their exercise).

    	The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations pursuant to SFAS No. 128,
"Earnings Per Share."

                                   Three Months Ended        Nine Months Ended
                                      September 30,            September 30,
                                   1998         1997         1998        1997
        Description

Basic Shares                    8,420,000    8,240,000     8,430,000   8,280,000
Dilution: Stock Options
and Warrants                        -           60,000       730,000      20,000
Diluted Shares                  8,420,000    8,300,000     9,160,000   8,300,000
Income(Loss) available
to common shareholders           (465,187)     209,000       117,544     551,370
Basic earnings per share            (0.06)        0.03          0.01        0.07
Diluted earnings per share          (0.06)        0.03          0.01        0.07









Item 1. Legal Proceedings

    	The Company is a party to various legal proceedings from time to time incidental to the conduct of its business, none of which are material to the business or financial condition of the Company, except as may be disclosed in this or prior reports.


Item 5. Other Information

     On April 8, 1994, the Company was apprised by the New York State Department of Environmental Conservation ("NYSDEC") that Doak's current leased manufacturing facility located on adjoining parcels at 67 Sylvester Street and at 62 Kinkel Street, and former manufacturing facility located at 128 Magnolia Avenue, Westbury, New York, are located in the New Cassel Industrial Area, which had been designated by the NYSDEC on the Registry of Inactive Hazardous Waste Sites (the "Registry"). The real property on which Doak's current manufacturing facility is situated is owned by and leased to the Company by Dermkraft, Inc. an entity owned by the former controlling share-holders and officers of Doak. On February 7, 1995, the Company was apprised by the NYSDEC that the current manufacturing facility will be excluded from the Registry. By letter dated April 21, 1995, the NYSDEC notified the Company that it intended to investigate the Company's current manufacturing facility to determine if hazardous substances had previously been deposited on that pro-perty. By letter dated October 24, 1995, NYSDEC notified Dermkraft, Inc. that the current manufacturing facility is included in or near an inactive hazardous waste site described as "Kinkel and Sylvester Streets" and that NYSDEC intends to conduct a Preliminary Site Assessment to study the site and immediate vicinity.

     Thereafter, by letter dated May 3, 1996 addressed to Dermkraft, Inc., the NYSDEC notified Dermkraft that the site at 62 Kinkel Street has been listed on the Registry due to the presence of trichloroethylene ("TCE") in soils and groundwater due to the use of TCE by LAKA Tools and Stamping and LAKA Industries, a former tenant from 1971 through 1984. The NYSDEC documents refer to Doak Dermatologics as the current tenant but do not refer to any activities of Doak Dermatologics or the Company as a basis for the listing in the Registry. The Company cannot at this time determine whether the cost associated with the investigation and required remediation, if any, of the cur-rent manufacturing facility will be material. With respect to the former manu-facturing facility on Magnolia Avenue, which remains designated by the NYSDEC as part of the Registry, management believes that Doak will not be obligated to contribute to any remediation costs, if any are required.



Item 6. Exhibits and Reports on Form 8-K

      (a) Exhibits
          27. Financial Data Schedule

      (b) Reports on Form 8-K

    	On October 1, 1998, the Company entered into an agreement with Proctor & Gamble Pharmaceuticals, Inc. (P&G) to acquire the right to the Brontex(R) Products, consisting of two prescription upper respiratory drugs ("Brontex(R) Products"). The acquisition closed as of October 1, 1998. The purchase price was $1,842,000 which was paid $614,000 cash at the closing and a Promissory Note in the amount of $1,228,000 payable sixteen months after closing. P&G will manufacture the Brontex(R) Products for the Company under a separate supply agreement.

    	The Brontex(R) Products, which represent an extension of the Company's existing line of prescription pharmaceuticals, will be promoted primarily through the distribution of samples to the same respiratory physician special-ist currently targeted by the Company's existing national pharmaceutical sales force. The Company does not expect future selling, general and administrative expenses, exclusive of the sample costs and amortization of the acquired rights to the Brontex(R) Products, to be impacted significantly from the selling of the Brontex(R) Products.







                              	SIGNATURES


In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     	BRADLEY PHARMACEUTICALS, INC.
                            	(REGISTRANT)



Date: November 12, 1998              	 /s/ Daniel Glassman
                                      --------------------------------
                                       Daniel Glassman
                                       Chairman of The Board, President and
                                       Chief Executive Officer
                                      (Principal Executive Officer)


Date: November 12, 1998               	/s/ R. Brent Lenczycki, CPA
                                      --------------------------------
                                       R. Brent Lenczycki, CPA
                                       Manager of Finance
                                      (Principal Financial and
                                       Accounting Manager)